Mail Stop 3561

November 4, 2009

Mr. Man-Shing Wu
Chief Executive Officer
Eatware, Inc.
23/F Westin Center, 26 Hung To Road
Kwun Tong, Kowloon, Hong Kong

   Re: Eatware, Inc.
     Form 10-K for Fiscal Year Ended March 31, 2009
     Filed July 13, 2009
     Form 10-Q for Fiscal Quarter Ended June 30, 2009
     Filed August 14, 2009
     File No. 333-139910

Dear Mr. Wu:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2009
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, F-2

 1. It appears that the report provided by your independent registered public accounting firm is not signed. Please amend to provide a compliant audit report in accordance with Item 302 of Regulation S-T.

Notes to Consolidated Financial Statements

Note 1 – Organizations and Business Background
Business History, page F-7

2. We note that China Shoe Holdings (CHSH) manufactured ladies footwear for shoe retailers in Japan and China through its subsidiary, Wholly Success Technology Group, until March 31, 2009. It does not appear that the disposition of Wholly Success Technology Group is adequately disclosed in your filing. Please revise to provide additional detail regarding the sale of this entity including your analysis of the related accounting treatment and how the sale price of $100 for Wholly Success Technology Group was determined. Refer to FASB ASC 205-20.

3. It appears that you have accounted for the stock exchange agreement with Extra East Limited (EEL) and Eatware Intellectual Properties Limited (EWIP) as a reverse acquisition with a recapitalization. However, it does not appear that you have appropriately presented this transaction in your financial statements. Since EEP and EWIP are under common control by Mr. Wu, they should be considered one combined entity for the purposes of this transaction. This combined entity would be the accounting acquirer in the recapitalization. As a result, it appears that the accounting acquiree's accumulated deficit (i.e. CHSH) for the period prior to the merger should be eliminated with an offsetting entry to additional paid-in capital as the accumulated deficit of the accounting acquirer (i.e. combined EEP and EWIP) should be the basis for the accumulated deficit of the continuing entity. In addition, your statement of stockholders' equity / deficit should present the total number of shares of common stock (i.e. 1,990,759,517) as the outstanding shares prior to the reverse merger plus the shares issued to consummate the share exchange agreement (i.e. 1,871,313,946). Please revise your financial statements accordingly and provide appropriate footnote disclosure describing your revised accounting treatment. In addition, please tell us how you considered the disclosure requirements per FASB ASC 250-10.

Item 9A – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 29

4. We note that your disclosure does not comply with Item 307 of Regulation S-K as reference should be made to "Exchange Act Rules 13a-15(e) and 15d-15(e)" rather than "Exchange Act Rule 13a-14(c)." Please revise.

Management's Annual Report on Internal Control Over Financial Reporting, page 29

5. Please revise to provide a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.

Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4) of Regulation S-K.

Section 302 Certifications

6. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
    - Reference should be made to your "report" rather than your "annual report" except in paragraph 4(d)
    - Paragraph 4(d) should include a reference to "(the registrant's fourth fiscal quarter in the case of an annual report)"
    - Paragraph 5 should make reference to your "most recent evaluation of internal control over financial reporting"
    - Paragraph 5(a) should include the following language: "all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information."

    Please revise your certifications to address the matters noted above.

Form 10-Q for the Quarter Ended June 30, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Going Concern

7. We note your disclosure stating that management has taken certain action and continues to implement changes which will enable you to improve future profitability and cash flow from continuing operations. Please revise to provide a detailed discussion of the cost-saving initiatives and growth strategies noted in your filing which are being implemented to achieve this goal. Your revised disclosure should also provide management's assessment of the effect of recurring losses and your deteriorating current ratio on your capital position. Also, please discuss how your business will be impacted if your profitability expectations are not supported by the current economic environment and what actions management will take to meet your liquidity needs.

Item 4T – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

8. We note that your disclosure does not comply with Item 307 of Regulation S-K as it does not appear that you have presented the conclusion of your principal executive officer <u>and</u> your principal financial officer regarding the effectiveness of your disclosure controls and procedures at June 30, 2009. Please revise.

Section 302 Certifications

9. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - Reference should be made to your "report" rather than your "quarterly report" or "annual report" except in paragraph 4(d)
   - Paragraph 5 should make reference to your "most recent evaluation of internal control over financial reporting"

   Please revise your certifications to address the matters noted above.

Other Exchange Act Reports

10. We note that you changed your fiscal year-end from December 31 to March 31 in connection with the acquisition of EEL and EWIP. As the transaction occurred after the end of your previous fiscal year-end (i.e. December 31, 2008), you would still be required to file a Form 10-K for CHSH for the fiscal year ended December 31, 2008. Please file this Form 10-K immediately or tell us when it will be filed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services